Exhibit 99.19






                  CHATEAU RECEIVES REVISED PROPOSAL FROM MHC

CLINTON TOWNSHIP, MI, November 7, 1996 - Chateau Properties, Inc. (NYSE: CPJ) announced today that it had received a revised proposal from Manufactured Home Communities, Inc. (NYSE:MHC) and that it will carefully review the proposal in due course.

Chateau Properties Inc. is a fully integrated real estate investment trust
(REIT) engaged in the long-term ownership, management, development and acquisition of high quality manufactured housing communities. Its portfolio comprises 47 communities located in Michigan, Illinois, Florida, Minnesota, and North Dakota and contains 20,003 sites.

On October 2, 1996, Chateau and ROC announced the joint acquisition of six properties from Oakwood Homes. The 50/50 joint venture includes the capacity for a total of 2,700 homesites.